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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44744

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Street Global Advisors Funds Distributors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

CHANNEL CENTER, 1 IRON STREET
(No. and Street)

Boston (City) Massachusetts (State) 02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Maxham (203) 326-2369
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Maxham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Street Global Advisors Funds Distributors, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PEGGY LIPTACK
Notary Public - Connecticut
My Commission Expires
April 30, 2021

[signature]
Notary Public

[signature]
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Financial Statements and Supplementary Information

December 31, 2018

Contents

EY
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Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
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Report of Independent Registered Public Accounting Firm

To the Board of Managers
State Street Global Advisors Funds Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of State Street Global Advisors Funds Distributors, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I, Schedule II and Schedule III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since at least 1992.
February 27, 2019

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Statement of Financial Condition

December 31, 2018

Assets		
Cash and cash equivalents	$	110,405,077
Receivable from affiliates		14,723,196
Distribution, marketing and 12b-1/shareholder servicing accruals/receivables		14,629,220
Other assets		995,454
Total assets	$	140,752,947
Liabilities and member's equity		
Liabilities:		
Payable to affiliates	$	36,607,474
Accrued tax liability		3,201,010
Distribution, marketing and 12b-1/shareholder servicing accruals/payables		3,152,762
Deferred revenue		3,440,467
Other accrued expenses and liabilities		1,020,955
Total liabilities		47,422,668
Member's equity		93,330,279
Total liabilities and member's equity	$	140,752,947

The accompanying notes are an integral part of these financial statements.

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Statement of Income

Year Ended December 31, 2018

Revenues:	
Distribution and marketing – Note 2	$ 218,190,669
12b-1/shareholder servicing – Note 2	20,905,329
Interest	1,860,928
Other revenue	100,058
Total revenues	241,056,984
Expenses:	
Distribution and marketing	67,353,510
Compensation expense	52,825,937
General and administrative	50,633,721
12b-1/shareholder servicing	17,887,089
Professional fees	4,158,574
Regulatory fees	1,505,411
Other expenses	154,615
Total expenses	194,518,857
Income before taxes	46,538,127
Income tax expense	(12,385,994)
Net income	$ 34,152,133

The accompanying notes are an integral part of these financial statements.

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)

Statement of Changes in Member's Equity

Year Ended December 31, 2018

Balance at January 1, 2018	$ 90,178,146
Reduction: Capital distribution to State Street Global Advisors, Inc. – Note 9	(31,000,000)
Net income	34,152,133
Balance at December 31, 2018	$ 93,330,279

The accompanying notes are an integral part of these financial statements.

State Street Global Advisors Funds Distributors, LLC
(a wholly-owned subsidiary of State Street Global Advisors, Inc.)
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities	
Net income	$ 34,152,133
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in receivable from affiliates	(5,479,915)
Decrease in distribution, marketing and 12b-1/shareholder servicing accruals/receivables	4,948,805
Increase in other assets	(136,731)
Increase in payable to affiliates	12,389,464
Decrease in accrued tax liability	(386,255)
Decrease in distribution, marketing and 12b-1/shareholder servicing accruals/payables	(5,720,140)
Increase in deferred revenue	3,440,467
Increase in other accrued expenses and liabilities	833,538
Net cash provided by operating activities	44,041,366
Cash flows from financing activities	
Capital distribution to State Street Global Advisors, Inc. – Note 9	(31,000,000)
Net cash used in financing activities	(31,000,000)
Net Increase in cash and cash equivalents	13,041,366
Cash and cash equivalents at beginning of year	97,363,711
Cash and cash equivalents at end of period	$ 110,405,077

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

State Street Global Advisors Funds Distributors, LLC (the Company), a Delaware single-member limited liability company, is a wholly-owned subsidiary of State Street Global Advisors, Inc. (SSGA Inc.). SSGA, Inc. is a wholly-owned subsidiary of State Street Corporation (the Parent). The Company was incorporated on April 21, 1999.

The Company is a limited purpose broker-dealer registered with the Securities Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC) and National Securities Clearing Corporation (NSCC). The Company is authorized to engage in the following types of business: (i) mutual fund underwriter or sponsor and (ii) private placement of securities. As part of its underwriter and sponsor activities the Company supports the State Street Global Advisors (SSGA) businesses by providing U.S. mutual fund and U.S. ETF distribution and marketing services. In connection with such services, the Company also provides shareholder servicing to U.S. mutual funds. The Company may also privately offer certain SSGA advised funds.

2. Significant Accounting Policies

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates

The preparation of the Financial Statements in conformity with GAAP requires management to make estimates and assumptions in the application of certain of our significant accounting policies that may materially affect the reported amounts of assets, liabilities, equity, revenue, and expenses. As a result of unanticipated events or circumstances actual results could differ from those estimates.

Subsequent Events

Events occurring subsequent to the date of the Financial Statements were evaluated through February 27, 2019, the date the Financial Statements were issued.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with a financial institution and highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. These investments are primarily money market mutual funds. The Company has no restricted cash as of December 31, 2018.

Receivable from and Payable to Affiliates

The receivables from and payables to affiliates reflected in the Company's Statement of Financial Condition are described in further detail in Note 9 to the Financial Statements.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606) on January 1, 2018 using the modified retrospective method of adoption. At the time of adoption there was no adjustment to retained earnings required. The timing of the Company's material revenue streams remain substantially unchanged as these revenues will continue to be recognized over time. Specifically, under the new standard, the Company recognizes revenue related to these activities ratably over the term of the related agreements with its distribution and marketing clients as the distribution and marketing clients simultaneously benefit from the services as they are performed. The new standard modified the principal and agent guidance which resulted in the recognition of certain revenues and expenses on a gross basis, rather than offset against revenue. For the year ended December 31, 2018, the Company recognized additional revenues and expenses of $77.5 million under the new standard. Of this amount, $59.6 million was related to distribution and marketing of ETFs and $17.9 million was related to 12b-1 and/or shareholder servicing fees.

For the year ended December 31, 2018, the Company's ASC Topic 606 revenue is disaggregated by the type of revenue streams.

	Non-Affiliate*	Affiliate (Note 9)	Total
Distribution and marketing	$ 119,209,720	$ 98,980,949	$ 218,190,669
12b-1/shareholder servicing	--	20,905,329	20,905,329
Total	**$ 119,209,720**	**$ 119,886,278**	**$ 239,095,998**

*Non-Affiliate includes activity associated with ETFs for which other SSGA affiliates serve as the Trustee and / or the Investment Manager

Non-affiliate distribution and marketing revenues of $119.2 million include $62.8 million as a reimbursement for expenses incurred, $47.8 million of fees based on assets under management and $8.6 million based on additional funding provided by the sponsor.

2. Significant Accounting Policies (continued)

Revenue Recognition (continued)

Affiliate distribution and marketing revenues of $119.9 million include $99.0 million as a reimbursement for expenses incurred and $20.9 million of 12b-1/shareholder servicing based on assets under management.

As of December 31, 2018 and December 31, 2017, distribution, marketing and 12b-1/shareholder servicing accruals/receivables of $14.6 million and $19.3 million, respectively, include amounts billed or currently billable to ETF sponsors of $13.0 million and $17.3 million, respectively, and mutual funds for 12b-1 and/or shareholder servicing of $1.6 million and $2.0 million, respectively.

As of December 31, 2018 and December 31, 2017, distribution, marketing and 12b-1/shareholder servicing accruals/payables of $3.2 million and $3.5 million, respectively, include amounts currently billable from external marketing vendors of $2.2 million and $1.9 million, respectively, and 12b-1/shareholder servicing accruals/payables to external financial intermediaries of $1.0 million and $1.6 million, respectively.

Deferred revenues on payments received from ETF sponsors for distribution and marketing were $3.4 million and $5.4 million at December 31, 2018 and December 31, 2017, respectively.

As of December 31, 2018 and December 31, 2017, distribution and marketing receivables from an affiliate Investment Manager for ETFs were $14.7 million and $9.3 million, respectively.

Interest revenue is earned on short-term investments. Interest income is recorded on an accrual basis, and is not in the scope of ASC Topic 606.

Subordinated Liabilities

The Company had no subordinated liability contracts throughout the year or as of December 31, 2018.

Income Taxes

The Company is a disregarded single-member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state, and local corporate income taxes. The Company's results are included in the consolidated return of the Parent.

The Parent allocates income tax expense to the Company as if the Company filed a separate tax return, and the Company pays the Parent for the expense recognized. The Company has

2. Significant Accounting Policies (continued)

Income Taxes (continued)

computed its income tax provision on a separate entity basis using the liability method in accordance with relevant guidance and its intercompany tax sharing agreement.

Tax Uncertainty

In accordance with relevant accounting guidance, an entity is permitted to recognize the benefit of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement.

3. Income Taxes

The components of income tax expense consisted of the following for the period ended December 31, 2018:

Current income tax expense:	
Federal	$ 8,994,318
State	3,391,676
Total current expense	12,385,994
Total income tax expense	$ 12,385,994

Pursuant to an intercompany tax-sharing agreement with the Parent, the Company accrues state tax expense, which is also paid to or received from the Parent.

State income taxes are the significant reconciling items when comparing the reported amount of income tax expense for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income.

As of December 31, 2018, the Company has identified no uncertain tax positions. If there were uncertain tax positions, it is the Company's policy to record associated interest and penalties as a component of income tax expense. The earliest year open to examination is 2014.

On December 22, 2017, the President of the U.S. signed into law the Tax Cuts and Jobs Act (TCJA), reducing the corporate income tax rate from 35% to 21%, effective on January 1, 2018. The change in law resulted in the Company's overall income tax rate declining from 40.6% in 2017 to 26.6% in 2018.

4. Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial assets and liabilities carried at fair value on a recurring basis are categorized based upon a prescribed three-level valuation hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Examples of Level 1 financial instruments include active exchange-traded equity securities and certain U.S. government securities. At December 31, 2018 there were no financial instruments classified in Level 1.

Level 2 – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 financial instruments include money market mutual funds.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. At December 31, 2018 there were no financial instruments classified in Level 3.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The inputs or methodology used to value an investment are not necessarily an indication of the risk associated with investing in those securities.

The following table presents information about the Company's financial assets carried at fair value in the Statement of Financial Condition as of December 31, 2018:

	Quoted Market Prices in Active Markets (Level 1)	Pricing Methods with Significant Observable Market Inputs (Level 2)	Pricing Methods with Significant Unobservable Market Inputs (Level 3)	Total Net Carrying Value in Statement of Financial Condition
Assets				
Money market mutual funds	$ –	$ 99,087,619	$ –	$ 99,087,619
Total assets carried at fair value	**$ –**	**$ 99,087,619**	**$ –**	**$ 99,087,619**

4. Fair Value of Financial Instruments (continued)

There were no financial liabilities carried at fair value in the Statement of Financial Condition as of December 31, 2018. There were no transfers of financial assets between levels during the period ended December 31, 2018.

The fair value of highly liquid, short term assets and liabilities, including cash, receivables, payables, and accrued expenses approximates their carrying value given that they are short term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

5. Contingencies

In the normal course of business the Company receives requests from regulators for information and is subject to regulatory examinations. These examinations may result in fines or penalties. The Company does not expect the outcome of any pending examinations to have a material impact to the financial position, operations, or regulatory capital of the Company.

6. Concentration Risk

A significant portion of the Company's revenues is derived from payments received from SSGA Funds Management, Inc. (SSGA FM), PDR Services, LLC (PDR) and World Gold Trust Services, LLC (WGTS), for distribution and/or marketing services performed by the Company in respect to funds sponsored by each of SSGA FM, PDR and WGTS. For the year ended December 31, 2018, the Company recognized revenues of $99 million from SSGA FM, $63 million from PDR and $56 million from WGTS. These revenues could be adversely affected by any number of market events, such as price volatility, new entrants into the market space, or economic conditions.

7. Liquidity Risk Management

The Company holds a significant portion of its assets in cash and short-term highly liquid money market instruments. As of December 31, 2018, total cash held was $11 million and money market instruments were $99 million which represents 78% of total assets. These assets are represented in Cash and Cash Equivalents on the Statement of Financial Condition. The Company monitors its available Cash and Cash Equivalents to ensure sufficient liquidity to meet operating needs.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1). The Company follows the basic method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the basic method, the Company must maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $25,000, whichever is greater. The minimum required net capital at December 31, 2018 was $3,161,511 under the aggregated indebtedness method.

8. Regulatory Requirements (continued)

At December 31, 2018, the Company's net capital was $61,000,657 which was $57,839,146 in excess of the minimum required net capital under Rule 15c3-1.

Advances to affiliates, dividend payments, distributions and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

9. Related Party Transactions

The Company enters into transactions in the ordinary course of business with affiliated entities of the Parent, including State Street Global Advisors Trust Company (SSGA TC), State Street Bank and Trust (SSBT), SSGA FM and State Street Global Markets, LLC (SSGM).

Cash and Cash Equivalents

Included in cash and cash equivalents in the Statement of Financial Condition is cash of $11.3 million which is held on deposit at SSBT, and cash equivalents of $99.1 million which is invested in a money market mutual fund, managed by an affiliate, SSGA FM.

Distribution, Marketing and Shareholder Servicing

The Company distributes and/or markets ETFs managed by SSGA FM. SSGA FM has agreed to pay the Company distribution and marketing expenses incurred by the Company in connection with its distribution and marketing activities relating to such ETFs. For the year ended December 31, 2018, $99.0 million was recognized in the Statement of Income and included within distribution and marketing revenues in connection with this agreement. At December 31, 2018, $14.7 million of this amount was a receivable from SSGA FM and included in the receivable from affiliates in the Statement of Financial Condition.

The Company earns 12b-1 and/or shareholder servicing fees for services provided to certain classes of registered mutual funds managed by SSGA FM. For the year ended December 31, 2018, $20.9 million was recognized in the Statement of Income in 12b-1/shareholder servicing revenues. At December 31, 2018, $1.6 million of this amount was a receivable from the mutual funds and included in the distribution, marketing and 12b-1/shareholder servicing accruals/receivables in the Statement of Financial Condition. Of the costs associated with 12b-1/shareholder servicing during the year ended December 31, 2018, the Company incurred $12.2 million of 12b-1 and/or shareholder servicing fees and included within 12b-1/shareholder servicing expenses. Of this amount, the Company owes SSGM, SSBT and certain of its affiliates $9.4 million at December 31, 2018. In addition, there is a $10.8 million liability associated with 12b-1 and/or shareholder servicing dating prior to 2017 that is pending settlement with affiliates.

9. Related Party Transactions (continued)

Capital Distribution

In December 2018, pursuant to a resolution of the Company's Board of Managers and with prior written notice to FINRA in accordance with Rule 15c3-1, the Company made a capital distribution to its parent SSGA Inc., decreasing its equity by $31,000,000 as reflected in the Company Statement of Changes in Member's Equity.

Expense Allocation

The Parent and its affiliates pay all costs related to the Company's personnel, including coverage under the Parent's benefit plans. The Parent and its affiliates also provide clearance, legal, accounting, audit, data processing, other administrative support, rent for the use of office space and equipment to the Company pursuant to service agreements, as amended, between the Company and certain affiliates. Under the terms of the service agreements, as amended, the Company reimburses the Parent affiliates for all services provided.

For the year ended December 31, 2018, the amount paid by the Parent affiliates on behalf of the Company was $122.2 million and included $52.8 million of compensation expense, $50.6 million of general and administrative expenses, $14.8 million of distribution and marketing expenses and $4.0 million of professional fees on the Statement of Income. At December 31, 2018, $16.1 million of these costs were payable by the Company to affiliates of the Parent, and included in payable to affiliates on the Statement of Financial Condition.

Income Taxes

The Company paid $12.8 million of income tax expenses to the Parent as part of an intercompany tax-sharing agreement during the year ended December 31, 2018. The amount paid in 2018 includes $3.6 million associated with the 2017 tax year. The income tax expenses reflected in the Company's Statement of Income are described in further detail in Note 3 to the Financial Statements. At December 31, 2018, the remaining amount payable to the Parent is $3.2 million reflected on the Statement of Financial Condition.

10. Recent Accounting Developments

The Company adopted ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities, effective January 1, 2018. The standard requires all equity securities be measured at fair value through earnings with certain exceptions, including investments accounted for under the equity method of accounting or where the fair market value of an equity security is not readily available. The impact of the standard was not material to the financial statements.

10. Recent Accounting Developments (continued)

The Company has adopted ASU 2016-02, Leases (ASC Topic 842) and relevant amendments, on January 1, 2019. The standard represents a wholesale change to lease accounting and requires all leases, other than short-term leases, to be reported on balance sheet through recognition of a right-of-use asset and a corresponding liability for future lease obligations. The standard also requires extensive disclosures for assets, expenses, and cash flows associated with leases, as well as a maturity analysis of lease liabilities. The Company has no lease agreements and therefore the standard has no impact on the Company's financial statements.